Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, GA 30357

September 15, 2017

VIA EDGAR AND EMAIL (MCMANUSK@SEC.GOV)

Ms. Kim McManus

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Groundfloor Finance Inc. (“GFI, or Company”)
Offering Statement on Form 1-A, Post Qualification Amendment No. 50 Filed September 6, 2017, File No. 024-10496

Dear Ms. McManus:

This letter is in response to the comment letter dated September 14, 2017 regarding the same. The Company respectfully requests qualification of Post Qualification Amendment No. 50 given the following:

1.	GFI has immediately ceased access of the “automatic investment program” and will remove reference to the program from its website. Until further notice, the program will no longer be in operation.

2.	The rescission risk is immaterial because the amount of Limited Recourse Obligations (“LROs”) sold via the “automatic investment program” since December 22, 2016 was no more than $901,810 to 36 investors. Of these 36 investors, two investors are accredited investors who are known and are close to the Company, and they make up $606,650 of all purchases. A further five investors are employees of Groundfloor, and they make up $33,800 of all purchases. This means over the course of nine months, sales to our broader investor base through the program totaled only $261,360 to 29 investors. Of the $901,810 of LROs sold via this program, LROs with a principal amount of $95,050 have repaid in full. This means total rescission exposure to the class is just over $800,000. When adjusted for employees and friends of the company, exposure is roughly $166,000. While this program was operational, total LRO sales were over $18,000,000. From day one of Groundfloor’s Regulation A offering, we have sold over $31,000,000 of LROs. It should be noted the Company deliberately restricted access to the program to a handful of early customers for several months because the program was considered a “beta” feature until the reliability of the program had been established. On these facts, the Company believes the risk of rescission to be immaterial.

3.	In order to reinstate the “automatic investment program” the Company will engage Staff and formally respond to the comment letter dated September 14, 2017 in order to satisfy Staff’s inquiry.

In closing, because the Company is ceasing its “automatic investment program” and believes the rescission risk is immaterial, we respectfully ask that Staff proceed with qualification of Post Qualification Amendment No. 50. If we can be of further assistance in facilitating your consideration of the matters described above, please do not hesitate to contact me at 202-758-8041 or at nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.